December 10, 2004

MAIL STOP 0511

Angeliki Frangou
Chairman of the Board, Chief Executive Officer and President
International Shipping Enterprises, Inc.
1225 Franklin Avenue, Suite 325
Garden City, New York 11530

      Re:	International Shipping Enterprises, Inc.
		Registration Statement on Form S-1
		File No. 333-119719
      Amended December 9, 2004

Dear Ms. Frangou:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our comment one. The company states in the Use of Proceeds section that "[a]ny amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions." Please reconcile this statement with the disclosure in the MD&A section that states "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business."
It would appear that to the extent that the company uses stock/cash or a combination of the two, any net proceeds would be used to finance the operations of the target business. Please revise the registration statement accordingly.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Questions on disclosure issues may be directed to Bill
Underhill at (202) 942-2953.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Scott M. Miller, Esq.
	Fax: (212) 809-5449

      Jeff Gallant, Esq.
	Fax: (212) 818-8881

??

??

??

??

International Shipping Enterprises, Inc.
December 10, 2004
Page 2